

Mail Stop 3720

April 21, 2008

Via U.S. Mail and Fax (703) 707-2472
Neil L. Hazard
Chief Financial Officer
TerreStar Corporation
12010 Sunset Hills Road
Suite 600
Reston, VA 20190

> **RE: TerreStar Corporation**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 31, 2008**
>
> **File No. 0-23044**

Dear Mr. Hazard:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report filed on form 10-K for the year ended December 31, 2007

Item 7. MD&A of Financial Condition and Results of Operations

Restatement to Previously Issued Financial Statements, pages 51-62

1. Refer to your disclosure that you "should have used the historical cost basis of [y]our
    interests in MSV and MSV GP immediately preceding the exchange to record [y]our
    investment in SkyTerra as of September 30, 2006," and that the restatement "error correction
    resulted in a decrease to [y]our investment in SkyTerra and a reversal of the gain recorded on
    the exchange of MSV interests for SkyTerra shares in the quarter ended September 30,
    2006." In spite of this admission, you do not state why your "As Reported" gain for the
    period ended September 30, 2006 decreased from $196.9 million to $41.4 million for the
    year ended December 31, 2006. In other words, you have not stated here, nor did you do so
    in your 2006 10-K, why you reduced your Exchange gain by $155.5 million in the fourth
    quarter of 2006. In a similar manner, you have not disclosed what happened to the $52.2
    million of Other Comprehensive Income that was reported at September 30, 2006.

    Rule 3-02 of Regulation S-X requires you to disclose the nature of year end adjustments
    which are material to the results of any quarter. Revise to include disclosure describing the
    nature and reasons for the adjustments occurred in the fourth quarter of 2006 that decreased
    the exchange gain to $41.4 million, as originally reported. Also, tell us why you believed
    that no disclosure was necessary for this material adjustment.

Critical Accounting Policies and Significant Estimates, page 71

2. While we note your discussion of the valuation of long-lived assets including intangible
    assets, we notice that you have not included any of the other critical accounting policies and
    significant estimates from last year's 10-K filing. While such inclusion is a management
    determination, we specifically note that you have not included any of the disclosures on how
    you estimate the fair value of your 2GHZ licenses and the intellectual property previously
    included on pages 70-72 of your 2006 10-K. You should discuss uncertainties surrounding
    the valuation of your investment in SkyTerra and the related dividend liability.

    Please expand the disclosures of your critical accounting policies and estimates to address
    the specific uncertainties associated with the methods, assumptions, or levels of judgment
    you use in estimating the amounts presented in your financial statements. Your disclosure
    should supplement, not duplicate, the description of accounting policies that are already
    disclosed in the notes to the financial statements. The disclosure should provide greater
    insight into the quality and variability of information regarding financial condition and
    operating performance. While accounting policy notes in the financial statements generally
    describe the method used to apply an accounting principle, the discussion in MD&A should
    present your analysis of the uncertainties involved in applying a principle at a given time or

the variability that is reasonably likely to result from its application over time. You should also analyze the potential sensitivity of your estimates to change and quantify the effects where practicable and material. Please refer to Section V of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960, and FR-72) for further guidance.

Liquidity and Capital Resources, pages 77-79

3. In discussing your "principal short-term liquidity needs" and "principal long-term liquidity needs," we note your statement that you have "identified in excess of $100 million of these contractual obligations that can be eliminated or deferred beyond 2008" and "$400 million of these contractual obligations that can be eliminated or deferred." Considering that much of your valuation is based on your operational potential, specifically your ability to start meeting the operational milestones set for the end of 2008, please disclose, in your next filing, which of the capital expenditures might be "eliminated or deferred."

Note 7 – Investments, page F-21

4. Refer to your investment in Skyterra. Tell us why you did not recognize an additional other than temporary impairment loss in the fourth quarter of the year ended December 31, 2007, based on the sale of the 14.4 million non-voting common shares at $5.30 per share to Harbinger Capital Fund LP on February 6, 2008. It appears to us that the $5.30 is more representative of what an investor is willing to pay for a non voting share of Skyterra than the trading price of Skyterra voting stock at that time.

5. We note from your disclosure in the third paragraph of this note that you are required to distribute your $221.6 million investment in Skyterra to your shareholders. In this regard, tell us and disclose why the dividend liability does not equal the balance of your investment in Skyterra-Restricted.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. The response should be uploaded to the EDGAR system. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director